**BOAZ BIKE, INC**
**BOAZ BIKE, LLC**

**AUDITED FINANCIAL STATEMENTS**

**FOR THE TWELVE MONTHS ENDED**

**DECEMBER 31,2020 & 2019**

BOAZ BIKE, INC
BOAZ BIKE, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

CONTENTS



**Andrew Benvenuti, Jr. CPA**
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax    (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

## INDEPENDENT AUDITOR'S REPORT

Boaz Bike Inc.
Detroit, MI

July 26, 2021

I have audited the accompanying combined balance sheet of Boaz Bike Inc. as of December 31, 2020 and Boaz Bike, LLC as of December 31, 2019 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boaz Bike Inc as of December 31, 2020 and Boaz Bike LLC as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA

## BOAZ BIKE LLC
## BALANCE SHEET

### Assets

| | | December 31, 2020 | | December 31, 2019 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash | $ | 24,899 | $ | 16,257 |
| Cash - Robinhood | | 250 | | |
| Crypto Currency(at Cost) | | 500 | | 500 |
| Inventory | | 600 | | 359 |
| Fundraising Campaign | | 23,977 | | - |
| Startup Expenses | | 204,425 | | 94,383 |
| Total Current Assets | | 254,651 | | 111,499 |
| Property and Equipment, Net of Accumulated Depreciation | | 274,356 | | 190,565 |
| **Total Assets** | $ | 529,007 | $ | 302,064 |

### Liabilities & Member's Equity

**Current Liabilities**

| | | | | |
|---|---|---|---|---|
| Accounts Payable | $ | - | $ | - |
| Total Current Liabilities | | - | | - |

**Long Term Liabilities**

| | | | | |
|---|---|---|---|---|
| Convertible Notes | | 337,500 | | 337,500 |
| Investor Loans | | 384,729 | | - |
| PPP Loans | | 39,500 | | - |
| Loans | | (212,127) | | (47,086) |
| Total Long Term Liabilities | | 549,602 | | 290,414 |
| **Total Liabilities** | | 549,602 | | 290,414 |

**Member's Equity**

| | | | | |
|---|---|---|---|---|
| Capital Stock | | - | | - |
| Additional Paid in Capital | | - | | |
| Retained Earnings | | (20,595) | | 11,650 |
| Total Member's Equity | | (20,595) | | 11,650 |
| **Total Liabilities & Member's Equity** | $ | 529,007 | $ | 302,064 |

**BOAZ BIKE LLC**
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

|  | DECEMBER 31, 2020 | DECEMBER 31, 2019 |
|---|---|---|
| Earned Revenues | $ 130,979 | $ 113,661 |
| Cost of Earned Revenues | 30,672 | 19,175 |
| Gross Profit | $ 100,307 | $ 94,486 |
| General and Administrative Expenses | 132,552 | 82,836 |
| Net Income | $ (32,245) | $ 11,650 |

## BOAZ BIKE LLC
## STATEMENT OF CASH FLOWS

| Cash Flows from Operating Activities | | December 31, 2020 | | December 31, 2019 |
|---|---|---|---|---|
| Net Income | $ | (32,245) | $ | 11,650 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | | | | |
| Depreciation | | 25,525 | | 10,030 |
| (Increase) Decrease in Assets | | | | |
| Crypto Currency | | 0 | | (500) |
| Robinhood | | (250) | | |
| Inventory | | (241) | | |
| Fundrasing Campaign | | $(23,977) | | (359) |
| Increase (Decrease) in Liabilities | | | | |
| Accounts Payable and Accrued Expenses | | 0 | | 0 |
| Net Cash Provided by Operating | $ | (31,188) $ | | 20,821 |
| Cash Flows from Investing Activities | | | | |
| Startup Expenses | | (204,025) | | (110,042) |
| Acquistion & Disposition of Fixed Assets | | (109,316) | | (200,595) |
| Net Cash Provided by Investing | $ | (313,341) $ | | (310,637) |
| Cash Flows from Financing Activities | | | | |
| Prior period Adjustmentr | | 0 | | 0 |
| Less Distribution | | 0 | | 0 |
| Investor Funds | | 384,729 | | 337,500 |
| PPA Loan | | 39,500 | | 0 |
| Net Loans / Repaymentss | | (71,058) | | (31,427) |
| Additional Paid in Capital | | | | |
| Net Cash Provided by Financing Activities | $ | 353,171 $ | | 306,073 |
| Net Decrease in Cash | $ | 8,642 $ | | 16,257 |
| Cash - Beginning of Year | $ | 16,257 $ | | 0 |
| Cash - December 31, 2019 | $ | 24,899 $ | | 16,257 |

The accompanying notes are an integral part of the financial statement.
See Accountant Report

**BOAZ BIKE LLC**
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Balance - January 1 | -<br>11,650 | - |
| Net Income | (32,245) | 11,650 |
| Less Distributions | - | - |
| Balance - December 31 | (20,595) | 11,650 |

The accompanying notes are an integral part of the financial statement.
See Accountant Report

4

## BOAZ BIKE, INC
## BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held corporation in the state of Texas engaged primarily in new of rentals

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2:   ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3:   PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Equipment | 309,911 | 200,595 |
| Less: Accumulated Depreciation | ( 35,555 ) | (10,030) |
| NET BOOK VALUES | 274,356 | 190,565 |

Depreciation expense charged to operations was $25,525 & 10,030 respectively in twelve months ended December 31, 2020 & 2019

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution.  The balances are insured by the Federal Deposit Insurance Corporation.  At December 31, 2020 & 2019, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

The company has no income taxes since it currently is operating on loans and investments in the company.

NOTE 6:   Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of these financial statements.

# BOAZ BIKE LLC
## SCHEDULE I - COST OF EARNED REVENUES
### TWELVE MONTHS ENDED

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Purchases | $ 76,752 | $ 172,256 |
| Supplies | 2,144 | 1,094 |
| Subcontractors | 32,564 | 20,865 |
| Freight | 619 | 7,474 |
| Consultant | 975 | 1,653 |
| Licenses & Fees | 1,409 | 6,398 |
| Depreciation | 25,525 | 10,030 |
| Less Bikes & Other Equipment Used to Produce Income | (109,316) | (200,595) |
|  | $ 30,672 | $ 19,175 |

The accompanying notes are an integral part of the financial statement.
See Accountant Report

8

## BOAZ BIKE LLC
## SCHEDULE I - GENERAL & ADMINISTRATIVE
## TWELVE MONTHS ENDED

|  | DECEMBER 31, 2020 | DECEMBER 31, 2019 |
|---|---|---|
| Advertising | $ 68,171 | $ 13,887 |
| Bank Charges | 338 | 945 |
| Computer & Office Expenses | 10,509 | 13,025 |
| Insurance | 4,575 | 10,311 |
| Interest & Finance Charges | 4,430 | - |
| Maintenance & Repairs | 53 | 194 |
| Meals & Entertainment | 2,573 | 8,174 |
| Professional Service | 6,259 | 1,604 |
| Promotional Expenses | - | 8,435 |
| Rent | 21,051 | - |
| Telephone | 2,968 | 519 |
| Travel - Lodging | 4,460 | 10,224 |
| Travel - Air | 1,013 | 5,212 |
| Travel - Auto Rental & Expenses | 2,972 | 2,431 |
| Travel - Other | 49 | 2,394 |
| Utilities | 726 | - |
| Vehicle | 2,405 | 5,481 |
|  | $ 132,552 | $ 82,836 |